                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                   Annual Report Pursuant to Section 15(d) of
                       The Securities Exchange Act of 1934

                  For the fiscal year ended December 31, 2000
                          Commission File No. 33-46641

                    ENERGEN CORPORATION EMPLOYEE SAVINGS PLAN
                            (Full title of the plan)

                               ENERGEN CORPORATION
                   605 Richard Arrington, Jr. Boulevard North
                         Birmingham, Alabama 35203-2707


Required Information. The Plan is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 2000 and 1999, which have been prepared in accordance with the financial reporting requirements of ERISA, and the consent of PricewaterhouseCoopers LLP, are filed as a part of this annual report:

Signatures: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ENERGEN CORPORATION EMPLOYEE SAVINGS PLAN


W. D. SELF                                            June 28, 2001
-----------------------------------------------       -----------------------
W. D. SELF                                            Date
Chairman of Energen Benefits Committee and
Vice President-Human Resources and
Administration, Energen Corporation



G. C. KETCHAM                                         June 28, 2001
-----------------------------------------------       -----------------------
G. C. KETCHAM                                         Date
Member of Energen Benefits Committee and
Executive Vice President, CFO and Treasurer,
Energen Corporation

ENERGEN CORPORATION EMPLOYEE SAVINGS PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2000


                                                                        PAGES

Report of Independent Accountants                                            1

Financial Statements:
    Statements of Net Assets Available for Plan Benefits
      December 31, 2000 and 1999                                             2

    Statement of Changes in Net Assets Available for Plan Benefits
      For the Year Ended December 31, 2000                                   3

Notes to Financial Statements                                            4 - 8

Supplemental Schedules:
    Schedule of Assets Held for Investment Purposes at End of Year
      December 31, 2000                                                      9

    Schedule of Reportable Transactions
      For the Year Ended December 31, 2000                             10 - 11

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Energen Benefits Committee
Energen Corporation Employee Savings Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Energen Corporation Employee Savings Plan (the Plan) at December 31, 2000 and 1999 and the changes in net assets available for plan benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


June 25, 2001

ENERGEN CORPORATION EMPLOYEE SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2000 AND 1999
-------------------------------------------------------------------------------


                                                                          2000                   1999
                                     ASSETS


Investments at market value:
Energen Corporation common stock (cost $40,539,583
   and $38,694,893 at December 31, 2000 and 1999, respectively)       $  98,313,857           $ 56,584,724
Other investments (cost $48,403,889 and $39,749,353 at
   December 31, 2000 and 1999, respectively)                             55,125,953             51,873,958
Loans to participants                                                     4,901,784              4,799,208
Cash surrender value of life insurance                                       65,857                 70,374
Employer contributions receivable                                           658,432                578,533
Employee contributions receivable                                           365,303                286,469
                                                                      -------------           ------------

                                                                      $ 159,431,186           $114,193,266
                                                                      =============           ============


                           LIABILITIES AND NET ASSETS
                           AVAILABLE FOR PLAN BENEFITS

Net assets available for plan benefits                                $ 159,431,186           $114,193,266
                                                                      =============           ============


   The accompanying notes are an integral part of these financial statements.

ENERGEN CORPORATION EMPLOYEE SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2000
--------------------------------------------------------------------------------


Additions:
    Employer contributions                                     $  3,500,334
    Employee contributions                                        3,960,109
    Interest and dividend income                                  5,936,329
    Net appreciation in the market value of investments          40,011,473
    Increase in cash surrender value                                  4,809
    Other receipts                                                    6,229
                                                               ------------

                                                                 53,419,283
                                                               ------------
Deductions:
    Distributions to participants                                 8,174,851
    Insurance premiums                                                5,063
    Fees and other distributions                                      1,449
                                                               ------------

                                                                  8,181,363
                                                               ------------

      Net increase                                               45,237,920

Net assets available for plan benefits:
    Beginning of year                                           114,193,266
                                                               ------------

    End of year                                                $159,431,186
                                                               ============


   The accompanying notes are an integral part of these financial statements.

ENERGEN CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2000
--------------------------------------------------------------------------------


1.       DESCRIPTION OF PLAN

         GENERAL - The Energen Corporation Employee Savings Plan (the Plan) is a defined contribution plan covering substantially all employees of Energen Corporation and its subsidiaries (the Company). The following description of the Plan provides only general information. Participants should refer to the plan agreement (the Agreement) for a more complete description of the Plan's provisions.

         Employees are eligible to participate in the Plan after completing six months of service as defined in the Plan. Individual accounts are maintained for each participant in the Plan and are adjusted for allocation of assets purchased with the Company's Employee Stock Ownership Plan (ESOP) contribution, employee contributions, employer contributions, and investment results. An administrative committee and a trustee have been appointed by the Company to administer the Plan and trust, respectively. Accordingly, all investment transactions qualify as party-in-interest transactions. The Company generally pays the administrative expenses of the Plan.

         CONTRIBUTIONS - Contributions to the Plan consist of employee elective contributions, Company matching and ESOP contributions, and rollover contributions. Employee elective contributions, if any, are made in an amount equal to any whole percentage of the employee's compensation, not to exceed 15% thereof and not less than 2% thereof. The Plan currently offers 13 mutual funds, an insurance investment contract, and Energen Corporation common stock as investment options for participants. Company matching contributions are presently being funded by the fifteenth business day of the following month and are invested directly into Energen Corporation common stock. This contribution is currently 50% of each employee's elective contribution up to 6% of the employee's compensation. This contribution level is at the discretion of the board of directors of the Company. Contributions by highly compensated employees are subject to certain limitations as prescribed by the Plan.

         Company ESOP contributions are presently being funded each quarter and are at the discretion of the board of directors. The formula used to allocate the ESOP contribution is determined annually. Current contribution levels range from 2.25% to 7% of the employee's annual compensation, based on the employee's age.

         FORFEITURES - Forfeitures occur when a nonvested participant receives a distribution of the fully vested value of their account or when a nonvested participant is absent from service with the Company or related companies for a period of 60 consecutive months commencing on the participant's date of separation as defined in the Agreement. The amount of forfeited nonvested accounts at December 31, 2000 and 1999 was approximately $59,600 and $43,000, respectively, and was held primarily in the Vanguard Prime Money Market Fund. The Company uses all forfeitures to reduce its future contributions to the Plan.

         VESTING - Each participant has a fully vested and nonforfeitable right in any elective and rollover contributions and earnings thereon. A participant's matching and ESOP contribution

ENERGEN CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2000
--------------------------------------------------------------------------------


         accounts become fully vested upon the earlier of normal retirement, disability, death, termination of the Plan, three years of service as a plan member, or five years of service.

         DISTRIBUTION OF BENEFITS - Plan benefits are distributed upon retirement, death, total and permanent disability, or termination of service. A participant may elect to receive a lump sum distribution equal to the vested balance of his/her account or may leave it in the Plan if the vested balance is $5,000 or more. However, total distribution must be taken no later than April 1 following the year the participant reaches age 70-1/2. Investment of a participant's account in Company common stock shall be distributed in the form of a lump sum distribution of Company common stock or in the form of a lump sum distribution of cash as the participant (or beneficiary) elects.

         INDIVIDUAL ACCOUNTS - Each participant has an individual account which is divided into an elective contribution account, a matching contribution account, an ESOP contribution account, and a rollover account. Purchases of stock are allocated to individual participants' elective, matching, and ESOP accounts as set forth in the Plan. Stock purchased with the Company matching contributions is allocated based on the ratio of a participant's compensation, as defined in the Plan, for the plan year to total compensation of all such participants for the plan year. Stock purchased with cash dividends or with the proceeds of other distributions from the Plan's assets and stock received in kind by the trustee as a stock split, dividend, or other distribution of stock so held is allocated based on the ratio of a participant's account balance to the total account balances of all participants as of the record dates of the dividend or distribution. Cash dividends attributable to shares which have not yet been allocated to individual participants' accounts shall be used to purchase shares for allocation in the same manner that shares purchased with the Company matching contributions are allocated.

         INVESTMENTS - The investments of the Plan are held by Vanguard Fiduciary Trust Company, under an agreement dated October 1, 1991.

         Prior to December 31, 1986, there was a life insurance option available to participants of the Plan. No new contracts may be purchased under this option; however, participants that were enrolled in this option may still contribute to this fund which invests in universal life insurance policies. The insurance premium amounts are deducted from the participant's payroll on a tax deferred basis along with other employee contributions to the Plan. The Company then directly remits payment to the insurance company to cover the insurance premiums.

         PARTICIPANT LOANS - Participants may borrow from their vested individual accounts up to amounts prescribed in the Plan. The interest rates on these loans at December 31, 2000 ranged from 7.0% to 11.5%.

         TERMINATION OF THE PLAN - While the Company has not expressed any intent to terminate the Plan or suspend contributions, it may do so at any time and for any reason. In the event of termination, the Energen Benefits Committee may, with the Company's approval either (1)

ENERGEN CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2000
--------------------------------------------------------------------------------


         continue the Trust Fund either through the existing trust agreement or through successor funding media or (2) terminate the Trust Fund, pay all expenses, and direct the payment of benefits, either in the form of lump-sum distributions, transfers to another qualified plan, or any other form selected by the committee. Any assets that remain after all vested account balances under the Plan have been paid will be returned to the employer to the extent permitted by applicable law. Distribution to a member of his elective contribution account which is not otherwise distributable on account of his separation from service, attainment of age 59-1/2, or hardship will be made only where no successor to the Plan is established.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF FINANCIAL STATEMENTS - The financial statements of the Plan are maintained on the accrual basis and have been prepared in conformity with accounting principles generally accepted in the United States of America.

         RISKS AND UNCERTAINTIES - The Plan provides for various investment options in any combination of stocks, mutual funds, and other investment securities. Generally all investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances, and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

         INVESTMENT VALUATION - The investment in common stock of Energen Corporation is stated at quoted market value as determined by the latest sales price thereof reported by the principal securities exchange on which the stock is traded on the last business day of the year. Purchases of securities are recorded on the trade dates. The investment in money market instruments represents the value of contributions made, adjusted for investment income, benefit payments, and administrative expenses. Investments in mutual funds are carried at the market value of funds' shares, which is based upon the market value of the underlying investments. The cost of securities sold is determined at average cost. Participant loans are valued at cost which approximates market value.

         The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the market value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

         CONTRIBUTIONS - Contributions from the Company are accrued based on amounts declared by the Company's board of directors. Contributions from employees are recorded in the period in which the Company makes the deductions from the participant's payroll.

         ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosures of

ENERGEN CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2000
--------------------------------------------------------------------------------


         contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

3.       INCOME TAX STATUS

         The Plan is exempt from federal income taxes under Section 501(a) of the Internal Revenue Code. The Plan obtained its latest determination letter on July 3, 1997, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

4.       INVESTMENTS

         The carrying value of investment information as of December 31, 2000 and 1999:


                                                           2000               1999
                                                       -----------        -----------

         Energen Corporation common stock              $98,313,857        $56,584,724
                                                       ===========        ===========

         Money market fund                             $10,903,064        $ 9,022,025
         Mutual funds                                   44,222,889         42,851,933
                                                       -----------        -----------

                                                       $55,125,953        $51,873,958
                                                       ===========        ===========

         Loans to participants                         $ 4,901,784        $ 4,799,208
                                                       ===========        ===========

         Cash surrender value of life insurance        $    65,857        $    70,374
                                                       ===========        ===========


         The Plan's investments (including investments bought and sold, as well as those held during the year) had net appreciation (depreciation) in value of $40,011,473 during the year ended December 31, 2000, as follows:

         Energen Corporation common stock              $ 44,423,708
         Mutual funds                                    (4,412,235)
                                                       ------------

                                                       $ 40,011,473
                                                       ============

ENERGEN CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2000
--------------------------------------------------------------------------------


         The following is a summary of assets held in excess of 5% of the Plan's net assets at December 31:

                                                         2000                1999

       Energen Corporation common stock              $ 98,313,857        $ 56,584,724
       Vanguard 500 Index Fund                       $ 16,406,499        $ 17,491,943
       Vanguard Prime Money Market Fund              $ 10,903,064        $  9,022,025
       Vanguard Morgan Growth Fund                   $  8,098,026        $  8,122,733


5.       NONPARTICIPANT-DIRECTED INVESTMENTS

         Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investment is as follows:

                                                              DECEMBER 31,
                                                    -----------------------------
                                                        2000              1999
       *Net Assets:
          Energen Corporation common stock          $ 98,313,857      $ 56,584,724
                                                    ============      ============


                                                            FOR THE YEAR
                                                               ENDED
                                                            DECEMBER 31,
                                                                2000
                                                            ------------
       *Changes in Net Assets:
          Contributions                                     $  5,811,143
          Dividends                                            2,118,922
          Net appreciation                                    44,423,708
       Benefits paid to participants                          (3,430,135)
       Transfers to participant-directed investments          (7,194,505)
                                                            ------------

                                                            $ 41,729,133
                                                            ============


       * Amounts disclosed include participant-directed and non-participant directed amounts and activity.


6.       FORM 5500

         Any differences existing between the Form 5500 and the numbers included in this report relate to accruals reflected in the financial statements and amounts allocated to withdrawing participants on the Form 5500 for benefit claims that were processed and approved for payment before December 31, 2000, but that had not yet been paid.

                             SUPPLEMENTAL SCHEDULES

ENERGEN CORPORATION EMPLOYEE SAVINGS PLAN
SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2000
--------------------------------------------------------------------------------



                                             C. DESCRIPTION OF INVESTMENT INCLUDING
     B. IDENTITY OF ISSUER, BORROWER,           MATURITY DATE, RATE OF INTEREST,                               E. CURRENT
A.      LESSOR, OR SIMILAR PARTY                COLLATERAL, PAR OR MATURITY VALUE          D.  COST               VALUE
---- --------------------------------------- ----------------------------------------- ------------------ -----------------

*       Energen Corporation                     Common stock                               $ 40,539,583         $98,313,857
*       Vanguard Morgan Growth Fund             Mutual fund                                     **                8,098,026
*       Vanguard Index 500 Fund                 Mutual fund                                     **               16,406,499
*       Vanguard Prime Money Market Fund        Money market fund                               **               10,903,064
*       Vanguard Wellington Fund                Mutual fund                                     **                5,710,422
*       Vanguard Long-term Corporate
           Fund                                 Mutual fund                                     **                1,412,004
*       Vanguard Windsor II Fund                Mutual fund                                     **                5,563,347
*       Vanguard International Growth Fund      Mutual fund                                     **                2,560,442
*       Vanguard Life Strategy Growth Fund      Mutual fund                                     **                1,639,179
*       Vanguard Small-Cap Index Fund           Mutual fund                                     **                  981,494
*       Vanguard Life Strategy Income Fund      Mutual fund                                     **                   24,229
*       Vanguard Life Strategy
          Conservative Growth Fund              Mutual fund                                     **                  739,058
*       Vanguard Intermediate-Term
          Corporate Fund                        Mutual fund                                     **                  194,761
*       Vanguard Life Strategy
          Moderate Growth Fund                  Mutual fund                                     **                  893,428
*       Loan Fund (participant loans)           Various maturity dates and rates
                                                   ranging from 7.0% to 11.5%                   **                4,901,784
        Cash surrender value of life
            Insurance                                                                           **                   65,857
                                                                                                               ------------

                                                                                                               $158,407,451
                                                                                                               ============

*  Denotes party-in-interest to the Plan.
** Cost of participant-directed investments is not required.

ENERGEN CORPORATION EMPLOYEE SAVINGS PLAN
SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2000
--------------------------------------------------------------------------------


I.      Single transactions exceeding 5% of assets.

                                      NONE


II.     Series of transactions involving property other than securities.

                                      NONE


III.    Series of transactions of same issue exceeding 5% of assets.

                               Schedule Attached.

       NOTE - Information required in Columns e, f, and h is inapplicable.


IV. Transactions in conjunction with same person involved in reportable single transactions.

                                      NONE

ENERGEN CORPORATION EMPLOYEE SAVINGS PLAN
SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2000
--------------------------------------------------------------------------------




                                               C. PURCHASES              D . SALES
A. IDENTITY OF          B. DESCRIPTION     -------------------     --------------------      G.  COST OF        I.  NET GAIN
   PARTY INVOLVED          OF ASSET          PRICE      NUMBER        PRICE      NUMBER          ASSET            OR (LOSS)
------------------      ---------------    ----------   ------     -----------   ------       ----------        -------------
Energen Corporation       Common Stock     $7,712,428     120      $10,343,486     192        $5,867,738        $  4,475,748